Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/4/2023:

12,846,645 Common Shares

Date: May 3, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

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On April 10, 2023 the Issuer received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) advising that the Issuer is not in compliance with the minimum bid price requirement under Nasdaq policies, of US$1.00 per share. In accordance with Nasdaq policies, the Issuer has 180 calendar days, or until October 9, 2023, to regain compliance. The Notification Letter does not affect the Issuer’s listing on the Canadian Securities Exchange.

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On April 14, 2023, the Issuer updated on the CCAA (Canadian Companies’ Creditors Arrangement Act) proceedings of Trichome Financial Corp. (“Trichome”) and certain of its subsidiaries (“Trichome Group”). The Issuer announces that pursuant to an Order of the Ontario Superior Court of Justice issued on April 6, 2023, certain Trichome Group entities were sold to a party that is not related to the Issuer. Thus, the Issuer has exited operations in Canada and considers these operations discontinued.

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On April 28, 2023, the Issuer agreed to a securities for debt settlement transaction (the "Debt Settlement") with L5 Capital Inc. ("L5 Capital"), a Issuer wholly owned and controlled by Marc Lustig, the executive chairman and a director of the Issuer. Pursuant to the Debt Settlement, the Issuer will settle outstanding indebtedness of $838,776 (approximately US$615,615through the issuance of 492,492 units (the "Units") at a price of US$1.25 per Unit. Each Unit consists of one common share of the Issuer (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. All securities issued will be subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation. Closing of the Debt Settlement is expected to occur on or about May 5, 2023.

The Debt Settlement is a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") by virtue of L5 Capital being wholly-owned and controlled by an insider of the Issuer. The Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61- 101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value securities issued to the director was below 25% of the Issuer's market capitalization for the purposes of MI 61-101.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In April 2023, the Issuer launched new cannabis strains in Israel called “Park Fire OG” and "Wedding Crasher".

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In April 2023, the Issuer hired 2 employee and 7 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

With respect to the previously reported legal proceedings between Adjupharm and Stroakmont & Atton Trading GmbH, Mr. Boris Simic, and Mr. Giampiero Lapeschi, On April 3, 2023, the District Court of Stuttgart announced its decision (the "Judgment") and sentenced Stroakmont & Atton to pay to Adjupharm EUR 947,563.68 plus interest in the amount of 5 percentage points above the German basis rate since May 8, 2021. In addition, Stroakmont & Atton was sentences to pay Adjupharm EUR 6,551.20 plus interest at 5 percentage points above the German basis rate since December 14, 2021.The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the claim was dismissed against them in their personal capacity. Adjupharm shall pay 2/3 of the Stuttgart Court costs and the out-of-court costs of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court costs and 1/3 of the out-of-court costs of Adjupharm. The remaining out-of-court costs shall be borne by each party.

The Judgment is not yet final and the time period for the appeal by each party is one month, until May 3, 2023.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Please see Debt Settlement as described above in item 1.

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

During February, March and April 2023, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 3, 2023

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End April 2023	Date of Report YY/MM/D 2023/5/3
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815022
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/